

Mail Stop 4720

May 12, 2010

Harry D. Madonna
President and Chief Executive Officer
Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, PA 19102

> **Re:** **Republic First Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 23, 2010**
> **File No. 333-166286**

Dear Mr. Madonna:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed April 23, 2010

General

1. We note that you do not currently have a sufficient number of common shares authorized to complete the offering. We also note that at your 2010 annual meeting of shareholders, scheduled to be held May 11, 2010, you are submitting to shareholders a proposal to amend your articles of incorporation to increase the

number of authorized shares of common stock to 50,000,000. Please note that the effectiveness of the registration statement cannot be accelerated until there are sufficient authorized shares of common stock to complete the offering.

2. Please provide us with any materials that have been sent or will be sent to potential purchasers in the directed share subscription program. Also, please tell us when these materials were first sent, or will be sent, to potential purchasers. Please also explain to us the procedures to be followed in making the directed share offering.

3. With respect to the directed share subscription program, please disclose the total number of shares to be offered in the program. Please also disclose whether more than 5 percent of the shares will be directed to any one person or entity. Please also describe any increase in control that may result from the directed share offering.

4. Please note the updating requirements of Rule 3-12 of Regulation S-X.

5. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

Prospectus Cover Page

6. Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to acceleration of effectiveness of the registration statement. Revise the remainder of the prospectus accordingly.

Risk Factors

We are subject to credit risk …, page 8

7. Please revise the narrative to disclose the following as of December 31, 2009 and March 31, 2010:

   a. non-performing assets,
   b. allowance for loan losses, and
   c. 30-day delinquencies.

Exhibits

8. Please file the underwriting agreement as an exhibit to your next amendment or tell us when you plan to file it.

9. Once there are sufficient authorized shares to complete the offering, please file the legality opinion. Please note that we may have comments after reviewing this document.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Barry M. Abelson, Esq.
        Donald R. Readlinger, Esq.
            Pepper Hamilton LLP